Exhibit 3.1

SAVARA INC.

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Savara Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

1.    The name of the Corporation is Savara Inc.

2.    The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 1, 1995 under the name Victoria Enterprises, Inc. The Corporation’s current Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware under the name Mast Therapeutics, Inc. on April 27, 2017 and amended on June 4, 2018.

3.    Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends Section (A) of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Three Hundred One Million shares (301,000,000), each with a par value of $0.001 per share. Three Hundred Million (300,000,000) shares shall be Common Stock, and One Million (1,000,000) shares shall be Preferred Stock.”

4.    This Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors and stockholders of this corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of the 10th day of June, 2021.

SAVARA INC.

/s/ Matthew Pauls
Name:	Matthew Pauls
Title:	Chief Executive Officer